Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 4 DATED JULY 15, 2022 TO THE

PROSPECTUS DATED APRIL 11, 2022

This prospectus supplement no. 4 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated April 11, 2022, prospectus supplement no. 1 dated April 15, 2022, prospectus supplement no. 2 dated May 16, 2022 and prospectus supplement no. 3 dated June 15, 2022 (collectively the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of August 1, 2022, the first business day of the month, for each class of our common stock being offered and sold in this offering;
•	to disclose our NAV per share as of June 30, 2022; and
•	to provide portfolio metrics regarding the status of our investments as of June 30, 2022.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2022, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$19.6714
Class T	$19.7096
Class S	$19.6320
Class D	$19.6639
Class I	$19.6679

As of June 30, 2022, we had not sold any Class S shares. The August 1, 2022 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of June 30, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2022 that would have a material impact on our NAV per share.

June 30, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total net asset value attributable to common stock and NAV per share for June 30, 2022.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of June 30, 2022, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of June 30, 2022 ($ and shares in thousands, except per share data):

Components of NAV	June 30, 2022
Commercial mortgage loans	$803,267
Real estate owned, net	17,100
Cash and cash equivalents and restricted cash	57,969
Other assets	7,637
Repurchase agreements - commercial mortgage loans	(474,568)
Loan participations sold	(106,260)
Reserve for negative impact of COVID on real estate owned (1)	(399)
Due to related parties	(2,727)
Distributions payable	(1,097)
Interest payable	(585)
Accrued stockholder servicing fees (2)	(135)
Other liabilities	(5,765)
Preferred stock	(86,946)
Net asset value attributable to common stock	$207,491
Number of outstanding shares	10,569
Aggregate NAV per share	$19.6320

(1)

As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned (“REO”). We increased this reserve by an additional $1,000 as of December 31, 2021, for losses expected to be incurred during 2022. The estimated total loss for 2022 assumed that the REO would generate net income in certain months in 2022, and $140 of net income generated by the REO in June 2022 has been added to the reserve balance accordingly in anticipation of expected future losses in 2022. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of May 31, 2022	$(259)
Plus: Net income from real estate owned for June:
Revenue from real estate owned	1,490
Real estate owned operating expense	(1,385)
Non-cash adjustment for ground lease	35
Net income from real estate owned	140
Reserve balance as of June 30, 2022	$(399)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of June 30, 2022, we have accrued under GAAP $732 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of June 30, 2022, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of June 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value attributable to common stock	$177,480	$13,396	$8,121	$—	$927	$7,559	$207,491
Number of outstanding shares	9,045	681	412	—	47	384	10,569
NAV per share as of June 30, 2022	$19.6223	$19.6714	$19.7096	$—	$19.6639	$19.6679	$19.6320

Portfolio Metrics as of June 30, 2022

Attached hereto as Appendix A are portfolio metrics regarding the status of our investments as of June 30, 2022.

Appendix A

Portfolio HighlightsQ2 2022 1Portfolio size is based on the unpaid principal balance of our debt investments and the fair value of our real estate owned (REO) in each case as of June 30, 2022. Portfolio size, average investment balance and number of investments include our REO. 21st mortgage loan weighted average years to maturity based on maturity date assuming no options to extend are exercised. See our Form 10-K or 10-Q most recently filed with the SEC for maximum maturities assuming all extensions are exercised. 3Weighted average of loan-to-value at origination, based on current loan balance as of June 30, 2022.Portfolio Size1 $818.9M Average Investment Balance1$18.6M Range of Investment Balances$6-$47.7M Historical 1stMortgage Loan Payoffs 21 Loans Investments144 1stMortgage Weighted Avg. Years to Maturity21.64 Years Average Leverage Ratio371.1%Weighted average of loan-to-value at origination based on current loan balance Historical 1stMortgage  Loan Payoff Amount$376.6M    1 (Company Logo)

Q2 2022 Portfolio Highlights Loans by Floating vs. Fixed Rate Fixed Rate 2% 98% Floating Rate Based on the par value of loan investments as of June 30, 2022. Subject to change without notice. *The senior position does not protect against default, and losses may still occur. Past performance is not a guarantee of future results, and there is no assurance that we will achieve our investment objectives.      2 (Company Logo)

Investments by type are based on the par value of loan investments and the fair value of REO as of June 30, 2022. Subject to change without notice. First mortgage loans finance commercial real estate properties and are loans that generally have the highest priority lien among the loans in a foreclosure proceeding on the collateral securing the loan. The senior position does not protect against default, and losses may still occur. Credit loans, also called mezzanine loans, are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns real estate. REO, which stands for “real estate owned,” represents real estate we have acquired through foreclosure, deed-in-lieu of foreclosure, or purchase. Q2 2022 Portfolio Highlights Investments by Type 1stMortgage 96% 2% 2% Credit Loans REO 1stMortgage Loans     3 (Company Logo)

Based on the par value of loan investments as of June 30, 2022. Subject to change without notice. Q2 2022 Portfolio Highlights Loans by Region 26% 35% 20% 10% 3% 1% Mid-Atlantic New England 1% West Southwest Great Lakes Southeast 3% 5% Plains     4 (Company Logo)

25% 55% 5% 8% Retail Q2 2022 Portfolio Highlights Loans by Property Type Mixed Use 2% Based on the par value of loan investments as of June 30, 2022. Subject to change without notice. Multifamily Office Hospitality 5% Industrial     5 (Company Logo)